March 9, 2008




08001196

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Toshiro Mukawa of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

3/12

ANNEX A

A. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT A, attached hereto)

	Date	Title
1.	January 30, 2008	CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2007
2.	January 30, 2008	Supplementary Information Consolidated Nine months ended December 31, 2007
3.	January 30, 2008	Third Quarter Financial Results Fiscal Year 2007 (Ending March 31, 2008)
	Press Release Date	Title
4.	January 30, 2008	Epson to Absorb Wholly Owned Subsidiary
5.	January 30, 2008	Consolidated Results for the Nine Months Ended December 31, 2007

EXHIBIT A

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A.

item 1

January 30, 2008	CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2007

EPSON
EXCEED YOUR VISION

SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

January 30, 2008

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2007

Consolidated Financial Highlights

Income statements and cash flows data (Millions of yen, thousands of U.S. dollars, except for per share data)

	Nine months ended December 31		Change	Year ended March 31,	Nine months ended December 31,
	2006	**2007**		2007	**2007**
Statements of Income Data:					
Net sales	¥1,074,098	**¥1,037,272**	(3.4%)	¥1,416,032	**$9,086,921**
Operating income	46,325	**55,711**	20.3%	50,343	**488,051**
Income before income taxes and minority interest	40,096	**54,778**	36.6%	3,476	**479,877**
Net income (loss)	13,941	**22,236**	59.5%	(7,094)	**194,796**
Statements of Cash Flows Data:					
Cash flows from operating activities	90,788	**62,821**	(30.8%)	160,229	**550,337**
Cash flows from investing activities	(64,584)	**(49,684)**	(23.1%)	(76,419)	**(435,252)**
Cash flows from financing activities	(28,463)	**(48,533)**	70.5%	(30,150)	**(425,168)**
Cash and cash equivalents at the end of the period	279,590	**299,614**	7.2%	334,873	**2,624,739**
Per Share Data:					
Net income (loss) per share -Basic	¥70.99	**¥113.24**	59.5%	¥(36.13)	**$0.99**
-Diluted	¥-	**¥-**	- %	¥-	**$-**

Balance sheets data (Millions of yen, thousands of U.S. dollars, except for per share data)

	December 31		March 31,	December 31,
	2006	**2007**	2007	**2007**
Total assets	¥1,328,049	**¥1,255,120**	¥1,284,412	**$10,995,357**
Equity	513,639	**507,966**	494,335	**4,449,987**
Shareholders' equity	490,882	**483,222**	470,317	**4,233,220**
Shareholders' equity ratio (%)	37.0%	**38.5%**	36.6%	**38.5%**
Shareholders' equity per share	¥2,499.87	**¥2,460.87**	¥2,395.14	**$21.56**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan (formerly the Securities and Exchange Law of Japan).
II. Figures in the 'Change' column are comparisons with the same period of the previous year.
III. Diluted net income per share is presented only if there are dilutive factors present.
IV. Shareholders' equity is equity excluding minority interest in subsidiaries.
V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥114.15 = U.S.$1 at December 31, 2007 has been used for the purpose of presentation.

Qualitative, Financial and Other Information

1. Fiscal 2007 Nine-Months Overview

The global economy showed signs of recovery during the first three quarters of the fiscal year under review. While the United States saw a gradual slow-down, partly due to a decline in housing starts, the European economy was generally robust. Meanwhile, China and the rest of Asia experienced continued expansion. In Japan there was evidence of weakened capital spending and personal spending, but the economy as a whole remained healthy due to factors such as growth in exports and production.

The main markets of the Epson Group ("Epson") were as follows. The inkjet printer market, where demand has continued to shift from single-function printers toward multifunction printers ("all-in-ones"), was flat year over year on the whole, as growth in Europe and Asia offset a contraction in Japan and the United States. The dot-matrix printer market, though shrinking overall, recorded strong growth in Asia. In POS systems, demand for POS receipt printers for small- and mid-sized retailers remained strong.

The projector market expanded on increased demand for business projectors, especially models used in educational applications. The rate of growth in home theater projectors, however, slowed due to the drop in large flat-screen TV prices.

Small- and medium-sized display applications showed healthy growth. The mobile phone handset market, the main destination for these displays, remained strong. In addition to new and upgrade demand for low-end phones, demand for 3G phones was robust, especially in Europe and the U.S. The digital camera market also remained strong, chiefly due to improvements in camera performance and a growing number of new single-lens reflex models. Demand for displays in portable media players (PMPs) and portable automotive navigation systems also increased.

Meanwhile, however, the markets for Epson's information-related equipment and electronic device products suffered from continued price erosion due to fierce competition and a relentless shift of demand toward the low-price zone.
In precision products, the price of eyeglass lens trended downward. Demand for semiconductor manufacturing remained firm.

In March 2006 Epson launched a mid-range business plan called "Creativity and Challenge 1000." In line with this plan, it has been driving a variety of actions designed to improve business performance and restart growth.
Now in the second year of the plan, Epson is emphasizing higher-margin products while also seeking to expand inkjet printer unit shipments. It is also stepping up its efforts to penetrate business and industrial segments where it can leverage the benefits of its Micro Piezo technology, which it intends to develop into a core source of future profit.
Meanwhile, the small- and medium-sized display business experienced a steep deterioration in profitability last fiscal year, largely due to a significantly different business environment than that assumed when the mid-range business plan was created. The worsening of the profit picture prompted Epson to reposition the business both strategically and structurally. The reorganization costs incurred due to this realignment were the main factor in reducing the fixed asset burden of the business. Epson is also striving to change the structure of its display sales, by capturing demand in areas other than mobile phones and reducing its dependence on handset demand.

The average U.S. dollar-yen and euro-yen exchange rates during the first nine months of the year under review were ¥117.28 and ¥162.82, respectively, a 1% decline in the value of the yen against the dollar and a 10% decline in the value of the yen against the euro compared to the same period last year.

As a result of the foregoing factors, net sales for the first three quarters of the current fiscal year were ¥1,037,272 million ($9,086,921 thousand), down 3.4% year over year. Operating income was ¥55,711 million ($488,051 thousand), up 20.3% year over year. Income before income taxes and minority interest was ¥54,778 million ($479,877 thousand), up 36.6% year over year. And net income was ¥22,236 million ($194,796 thousand), up 59.5% year over year.

Operating Performance Highlights by Business Segment

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment:

The printer business as a whole saw net sales decline slightly. Performance benefited from an increase in multifunction printer unit volume and a weakened yen, though prices for inkjet printers (including consumables, as in all printer discussions below) declined. In the POS system products category the weaker yen contributed positively to results, as did steady growth in sales of color coupon printers and receipt printers. Page printer sales were affected by a decline in unit volume brought about by a tighter focus on high added value models rather than low-end models. (Please note that, effective as of this quarter, "page printer" is used instead of "laser printer.")

Total sales in the visual instruments business rose despite softer demand for LCD monitors from the amusement sector, as increased demand for 3LCD projectors used in education more than made up for declining business projector prices.

Operating income in the information-related equipment segment rose primarily due to revenue growth in 3LCD projectors, dot-matrix printers and POS system products.

As a result of the foregoing factors, net sales in the information-related equipment segment for the first three quarters of the current fiscal year were ¥690,528 million ($6,049,304 thousand), up 0.4% year over year, while operating income was ¥71,198 million ($623,723 thousand), up 9.9% year over year.

Electronic devices:

The display business as a whole posted sharply lower revenue. Amorphous-silicon TFT LCD unit shipments rose on increased demand for mobile phones and other applications, but a portion of those gains were cancelled out by eroding prices. Color STN LCD and MD-TFD LCD, the latter of which Epson is planning to terminate, suffered from both declining demand and price erosion.

The quartz device business saw total net sales grow slightly compared to the same period last year. Although there was some price erosion, total sales were nudged higher by an increase in unit shipments, which were buoyed by growth in demand for equipment such as mobile phone handsets, digital cameras and PCs.

The semiconductor business reported a decline in total net sales. Although unit shipments of mixed-signal products to non-handset markets increased, revenues were hurt by a drop in LCD driver shipments for handsets and a broad decline in prices.

Operating loss in the electronic devices segment narrowed compared to the same period last year. The improvement was due to lower fixed costs in the amorphous-silicon TFT LCD business, though gains were tempered by price erosion in quartz devices and in HTPS TFT LCD for projectors, as well as by a decline in MD-TFD LCD and semiconductor net sales.

As a result of the foregoing factors, nine-month net sales in the electronic devices segment were ¥307,628 million ($2,694,945 thousand), down 10.6% year over year, while operating loss was ¥10,497 million ($91,958 thousand) versus operating loss of ¥14,054 million in the same period last year.

Precision products:

The precision products segment as a whole reported lower net sales. Although watch sales benefited from a rise in the average price zone and a weaker yen, total sales in this segment ended lower primarily because, unlike last year, of a lack of shipments of industrial inkjet equipment, and because of price erosion in plastic eyeglass lenses.

Operating income in the precision products business segment declined due to a worsening of the model mix in the watch business.

As a result of the foregoing factors, net sales in the precision products segment for the first three quarters of the current fiscal year were ¥65,734 million ($575,856 thousand), down 4.4% year over year, while operating income was ¥2,986 million ($26,159 thousand), down 30.9% year over year.

Operating Performance Highlights by Geographic Segment

A region-by-region breakdown of financial results is provided below.

Japan:

Dot matrix printer net sales increased while MD-TFD LCD, page printer and STN LCD net sales declined. As a result, net sales were ¥927,533 million ($8,125,563 thousand), down 3.7% year over year, while operating income was ¥27,529 million ($241,165 thousand), down 20.4% year over year.

The Americas:

Net sales were up for 3LCD projectors and amorphous-silicon TFT LCDs but were down for inkjet printers, terminal modules and semiconductors. As a result, net sales were ¥216,139 million ($1,893,465 thousand), down 1.1% year on year, while operating income was ¥7,123 million ($62,400 thousand), down 21.0% year on year.

Europe:

Inkjet printer and terminal module net sales increased, while MD-TFD LCD and page printer net sales declined. As a result, net sales were ¥228,053 million ($1,997,836 thousand), up 1.5% year on year, while operating income was ¥4,918 million ($43,084 thousand), up 468.2% year on year.

Asia / Oceania:

Quartz device, dot-matrix printer and 3LCD projector net sales increased, while MD-TFD LCD and STN LCD net sales declined. As a result, net sales were ¥600,366 million ($5,259,448 thousand), down 3.0% year over year, while operating income was ¥24,625 million ($215,725 thousand), down 4.4% year over year.

2. Third-Quarter Operating Performance

Third-quarter net sales were ¥381,004 million ($3,337,749 thousand), down 4.0% compared to the same quarter last year. Net sales benefited from an increase in unit shipments in the LTPS LCD and quartz device businesses as demand from the handset and digital camera markets rose. However, sales were adversely impacted by inkjet printer price erosion and a decline in both unit shipments and prices in the MD-TFD LCD, color STN LCD, and semiconductor and page printer businesses. Compared to the same period last year, operating income was up 31.9% to ¥33,447 million ($293,009 thousand), income before income taxes

and minority interest was up 36.6% to ¥32,611 million ($285,686 thousand), and quarterly net income was up 40.3% to ¥18,979 million ($166,264 thousand). Although adversely affected by price erosion in HTPS TFT panels for 3LCD projectors and in page printers, income benefited from lower fixed costs in amorphous-silicon TFT LCDs, reduced costs in inkjet printers, and the effects of the weaker yen.

Liquidity and Financial Position

Financial Condition

Total assets as of December 31, 2007 stood at ¥1,255,120 million ($10,995,357 thousand), a decrease of ¥29,292 million ($256,610 thousand) from last fiscal year end. This was primarily due to a decrease in property, plant and equipment by ¥19,023 million ($166,649 thousand), and investments and other assets such as investment securities by ¥12,003 million ($105,151 thousand).

Total liabilities stood at ¥747,154 million ($6,545,370 thousand), a decrease of ¥42,923 million ($376,023 thousand) from last fiscal year end. Current liabilities decreased ¥39,715 million ($347,919 thousand) while long-term liabilities decreased ¥3,208 million ($28,103 thousand). The decline in current liabilities mainly resulted from decreases in short-term borrowings (including the current portion of long-term debt). The decline in long-term liabilities primarily resulted from repayments of long-term debt.

Cash Flow Performance

Cash flows from operating activities during the first three quarters included net income of ¥22,236 million ($194,796 thousand). For adjustments to reconcile net income to net cash provided by operating activities, depreciation and amortization, principally in the electronic devices and information-related equipment segments, was ¥57,822 million ($506,544 thousand). For changes to assets and liabilities, notes and accounts receivable, trade increased by ¥30,088 million ($263,583 thousand), while notes and accounts payable, trade increased by ¥10,916 million ($95,628 thousand). Inventories increased by ¥783 million ($6,859 thousand). Income taxes paid were ¥7,855 million ($68,813 thousand). As a result, net cash provided by operating activities were ¥62,821 million ($550,337 thousand).

Included in cash outflows from investing activities was a total payment of ¥56,295 million ($493,167 thousand) including payments for capital expenditures, principally in the electronic devices and information-related equipment segments, and payments for amounts that came due during this period for tangible and intangible fixed assets acquired at the end of the previous period. There were proceeds of ¥5,000 million ($43,802 thousand) from redemption of investment securities. In total, cash outflows from investing activities amounted to ¥49,684 million ($435,252 thousand).

Cash outflows from financing activities were ¥48,533 million ($425,168 thousand), mainly due to repayments of long-term debt and payments of cash dividends.

As a result, cash and cash equivalents at the end of the period was ¥299,614 million ($2,624,739 thousand).

3. Quantitative information regarding the consolidated financial outlook

Since the previous forecast was announced on October 31, 2007, Epson has performed well versus plan against a background of growth in the world economy. However, the Company has decided to stand by its previous forecast as the sub-prime loan crisis has impacted overseas and domestic markets for key products, and the economic outlook remains unclear.

The figures in the outlook are based on assumed exchange rates of ¥115 to the U.S. dollar and ¥163 to the euro.

Consolidated Results Outlook
(Full Year)

	FY2006	**FY2007**	Change
Net sales	¥1,416.0 billion	**¥1,379.0 billion**	-¥37.0 billion (-2.6%)
Operating income	¥50.3 billion	**¥56.0 billion**	+¥5.7 billion (+11.2%)
Income before income taxes and minority interest	¥3.5 billion	**¥53.0 billion**	+¥49.5 billion (-%)
Net income (loss)	(¥7.1 billion)	**¥23.0 billion**	+¥30.1 billion (-%)
Foreign exchange rate	$1USD = ¥117 1 euro = ¥150	**$1USD = ¥115** **1 euro = ¥163**	

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets

	Millions of yen			Thousands of U.S. dollars
	December 31		March 31,	December 31,
	2006	2007	2007	2007
ASSETS				
Current assets:				
Cash and cash equivalents	¥279,590	¥299,614	¥334,873	$2,624,739
Time deposits	2,372	1,290	2,222	11,301
Short-term investments	-	3,017	-	26,430
Notes and accounts receivable, trade	262,286	251,997	218,988	2,207,595
Inventories	201,326	180,391	178,623	1,580,298
Other current assets	81,595	82,369	82,226	721,586
Allowance for doubtful accounts	(4,423)	(3,670)	(3,658)	(32,151)
Total current assets	822,746	815,008	813,274	7,139,798
Property, plant and equipment:				
Buildings and structures	458,654	444,976	443,713	3,898,169
Machinery and equipment	580,318	559,657	560,587	4,902,821
Furniture and fixtures	213,647	206,121	207,930	1,805,703
Other	73,250	69,962	69,410	612,895
	1,325,869	1,280,716	1,281,640	11,219,588
Accumulated depreciation	(914,769)	(920,707)	(902,608)	(8,065,764)
	411,100	360,009	379,032	3,153,824
Investments and other assets:				
Investment securities	47,657	38,741	48,182	339,387
Intangible assets	25,681	22,775	24,895	199,518
Other assets	21,350	18,807	19,376	164,757
Allowance for doubtful accounts	(485)	(220)	(347)	(1,927)
	94,203	80,103	92,106	701,735
Total assets	¥1,328,049	¥1,255,120	¥1,284,412	$10,995,357

The accompanying notes are an integral part of these financial statements.

	Millions of yen			Thousands of U.S. dollars
	December 31		March 31,	December 31,
	2006	2007	2007	2007
LIABILITIES AND EQUITY				
Current liabilities:				
Short-term borrowings	¥51,367	¥27,273	¥37,498	$238,922
Current portion of long-term debt	131,482	67,351	96,364	590,022
Notes and accounts payable, trade	127,702	134,318	118,815	1,176,680
Income taxes payable	20,480	18,355	7,578	160,797
Accrued bonuses	7,702	9,556	16,950	83,714
Accrued warranty costs	13,639	12,260	12,726	107,403
Accrued litigation and related expenses	6,228	5,131	4,816	44,950
Other current liabilities	178,006	162,166	181,378	1,420,639
Total current liabilities	536,606	436,410	476,125	3,823,127
Long-term liabilities:				
Long-term debt	222,948	268,930	270,046	2,355,935
Accrued pension and severance costs	27,805	17,565	25,556	153,877
Accrued recycle costs	665	895	738	7,841
Accrued warranty costs	1,727	1,035	1,496	9,067
Accrued litigation and related expenses	2,084	-	826	-
Other long-term liabilities	22,575	22,319	15,290	195,523
Total long-term liabilities	277,804	310,744	313,952	2,722,243
Equity:				
Common stock Authorized - 607,458,368 shares, Issued - 196,364,592 shares	53,204	53,204	53,204	466,088
Additional paid-in capital	79,501	79,501	79,501	696,461
Retained earnings	334,981	329,862	313,946	2,889,724
Treasury stock, at cost December 31, 2006 - 1,477 shares December 31, 2007 - 2,118 shares March 31, 2007 - 1,595 shares	(5)	(7)	(6)	(61)
Net unrealized gains on other securities	9,308	8,704	9,821	76,251
Net unrealized losses on derivative instruments	(784)	(577)	(35)	(5,055)
Translation adjustments	14,677	12,535	13,886	109,812
Minority interest in subsidiaries	22,757	24,744	24,018	216,767
Total equity	513,639	507,966	494,335	4,449,987
Contingent liabilities				
Total liabilities and equity	¥1,328,049	¥1,255,120	¥1,284,412	$10,995,357

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2006	2007	2007	2007
Net sales	¥1,074,098	¥1,037,272	¥1,416,032	$9,086,921
Cost of sales	802,036	753,296	1,059,259	6,599,177
Gross profit	272,062	283,976	356,773	2,487,744
Selling, general and administrative expenses:				
Salaries and wages	59,642	62,334	79,582	546,071
Advertising	19,431	19,158	26,215	167,832
Sales promotion	19,015	19,385	27,476	169,820
Research and development costs	31,808	31,476	43,054	275,742
Shipping costs	15,487	15,234	20,607	133,456
Provision for doubtful accounts	888	211	409	1,849
Other	79,466	80,467	109,087	704,923
	225,737	228,265	306,430	1,999,693
Operating income	46,325	55,711	50,343	488,051
Other income:				
Interest and dividend income	3,980	9,058	5,998	79,351
Other	8,182	5,673	12,933	49,698
	12,162	14,731	18,931	129,049
Other expenses:				
Interest expenses	4,696	4,591	6,631	40,219
Net loss on foreign exchange	5,605	2,924	7,191	25,616
Loss on disposal of fixed assets	3,413	1,631	4,451	14,288
Impairment losses	516	3,719	866	32,580
Reorganization costs	2,004	-	41,165	-
Other	2,157	2,799	5,494	24,520
	18,391	15,664	65,798	137,223
Income before income taxes and minority interest	40,096	54,778	3,476	479,877
Income taxes	34,043	30,028	17,621	263,057
Income (loss) before minority interest	6,053	24,750	(14,145)	216,820
Minority interest in subsidiaries	(7,888)	2,514	(7,051)	22,024
Net income (loss)	¥13,941	¥22,236	¥(7,094)	$194,796
	Yen			U.S. dollars
Per share:				
Net income (loss)	¥70.99	¥113.24	¥(36.13)	$0.99
Cash dividends	¥32.00	¥32.00	¥32.00	$0.28

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2006	**2007**	**2007**
Net sales	¥396,708	**¥381,004**	**$3,337,749**
Cost of sales	286,188	**265,480**	**2,325,712**
Gross profit	110,520	**115,524**	**1,012,037**
Selling, general and administrative expenses	85,155	**82,077**	**719,028**
Operating income	25,365	**33,447**	**293,009**
Other income:			
Interest and dividend income	1,224	**1,475**	**12,922**
Other	2,931	**2,293**	**20,088**
	4,155	**3,768**	**33,010**
Other expenses:			
Interest expenses	1,522	**1,338**	**11,721**
Net loss on foreign exchange	1,817	**561**	**4,915**
Loss on disposal of fixed assets	1,237	**760**	**6,658**
Impairment losses	171	**1,107**	**9,698**
Other	895	**838**	**7,341**
	5,642	**4,604**	**40,333**
Income before income taxes and minority interest	23,878	**32,611**	**285,686**
Income taxes	13,525	**12,747**	**111,669**
Income before minority interest	10,353	**19,864**	**174,017**
Minority interest in subsidiaries	(3,175)	**885**	**7,753**
Net income	¥13,528	**¥18,979**	**$166,264**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2006	**2007**	2007	**2007**
Cash flows from operating activities:				
Net income (loss)	¥13,941	**¥22,236**	¥(7,094)	**$194,796**
Adjustments to reconcile net income (loss) to net cash provided by operating activities -				
Depreciation and amortization	65,475	**57,822**	88,830	**506,544**
Impairment losses	820	**3,719**	1,146	**32,580**
Reorganization costs	1,913	**-**	41,068	**-**
Accrual for net pension and severance costs, less payments	(2,905)	**(8,150)**	(5,102)	**(71,397)**
Net loss on sales and disposal of fixed assets	2,825	**1,537**	3,363	**13,465**
Equity in net gains under the equity method	(121)	**(113)**	(138)	**(990)**
Increase (decrease) in allowance for doubtful accounts	534	**(109)**	(355)	**(955)**
(Increase) decrease in notes and accounts receivable, trade	(13,776)	**(30,088)**	29,897	**(263,583)**
(Increase) decrease in inventories	(1,340)	**(783)**	21,281	**(6,859)**
Increase (decrease) in notes and accounts payable, trade	(1,304)	**10,916**	(10,864)	**95,628**
Increase (decrease) in accrued income taxes	8,714	**12,338**	(2,990)	**108,086**
Other	16,012	**(6,504)**	1,187	**(56,978)**
Net cash provided by operating activities	90,788	**62,821**	160,229	**550,337**
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	2,000	**-**	2,000	**-**
Proceeds from redemption of investment securities	-	**5,000**	52	**43,802**
Payments for purchases of property, plant and equipment	(50,973)	**(51,788)**	(67,803)	**(453,684)**
Proceeds from sales of property, plant and equipment	884	**643**	7,317	**5,633**
Payments for purchases of intangible assets	(10,039)	**(4,507)**	(11,513)	**(39,483)**
Payments of long-term prepaid expenses	(852)	**(125)**	(945)	**(1,095)**
Payments for acquisition of additional stock of an affiliate	(3,306)	**-**	(3,306)	**-**
Payments for purchases of subsidiaries' stock	(2,000)	**(336)**	(2,000)	**(2,944)**
Other	(298)	**1,429**	(221)	**12,519**
Net cash used in investing activities	(64,584)	**(49,684)**	(76,419)	**(435,252)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	1,311	**(10,280)**	(12,657)	**(90,057)**
Proceeds from long-term debt	30,000	**40,500**	120,880	**354,796**
Repayments of long-term debt	(52,697)	**(70,638)**	(131,119)	**(618,817)**
Cash dividends paid	(6,284)	**(6,284)**	(6,284)	**(55,050)**
Cash dividends paid to minority in consolidated subsidiaries	(75)	**(1,424)**	(75)	**(12,475)**
Other	(718)	**(407)**	(895)	**(3,565)**
Net cash used in financing activities	(28,463)	**(48,533)**	(30,150)	**(425,168)**
Effect of exchange rate fluctuations on cash and cash equivalents	1,735	**137**	1,099	**1,200**
Net increase (decrease) in cash and cash equivalents	(524)	**(35,259)**	54,759	**(308,883)**
Cash and cash equivalents at the beginning of the period	280,114	**334,873**	280,114	**2,933,622**
Cash and cash equivalents at the end of the period	¥279,590	**¥299,614**	¥334,873	**$2,624,739**
Supplemental disclosures of cash flow information:				
Cash received and paid during the period for -				
Interest and dividend received	¥4,010	**¥9,663**	¥5,983	**$84,652**
Interest paid	¥(4,514)	**¥(4,316)**	¥(6,417)	**$(37,810)**
Income taxes paid	¥(10,039)	**¥(7,855)**	¥(13,774)	**$(68,813)**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2006	2007	2007
Cash flows from operating activities:			
Net income	¥13,528	¥18,979	$166,264
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization	22,527	19,854	173,929
Impairment losses	296	1,107	9,698
Accrual for net pension and severance costs, less payments	(378)	(1,576)	(13,806)
Net loss on sales and disposal of fixed assets	929	680	5,957
Equity in net gains under the equity method	(11)	(55)	(482)
Increase (decrease) in allowance for doubtful accounts	191	(179)	(1,568)
Increase in notes and accounts receivable, trade	(3,897)	(22,656)	(198,476)
Decrease in inventories	16,976	15,049	131,835
Decrease in notes and accounts payable, trade	(23,997)	(12,896)	(112,974)
Increase in accrued income taxes	9,115	7,672	67,210
Other	5,871	7,641	66,938
Net cash provided by operating activities	41,150	33,620	294,525
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	(10,858)	(14,004)	(122,681)
Proceeds from sales of property, plant and equipment	241	222	1,945
Payments for purchases of intangible assets	(4,352)	(1,470)	(12,878)
Payments of long-term prepaid expenses	(124)	(4)	(35)
Payments for purchases of subsidiaries' stock	(2,000)	(336)	(2,943)
Other	69	(227)	(1,989)
Net cash used in investing activities	(17,024)	(15,819)	(138,581)
Cash flows from financing activities:			
Decrease in short-term borrowings	(39,494)	(6,317)	(55,339)
Proceeds from long-term debt	30,000	-	-
Repayments of long-term debt	(2,125)	(4,175)	(36,575)
Cash dividends paid	(3,142)	(3,142)	(27,525)
Cash dividends paid to minority in consolidated subsidiaries	(27)	(1,049)	(9,190)
Other	(178)	(135)	(1,183)
Net cash used in financing activities	(14,966)	(14,818)	(129,812)
Effect of exchange rate fluctuations on cash and cash equivalents	1,352	(93)	(815)
Net increase in cash and cash equivalents	10,512	2,890	25,317
Cash and cash equivalents at the beginning of the period	269,078	296,724	2,599,422
Cash and cash equivalents at the end of the period	¥279,590	¥299,614	$2,624,739
Supplemental disclosures of cash flow information:			
Cash received and paid during the period for -			
Interest and dividend received	¥1,206	¥5,629	$49,312
Interest paid	¥(1,388)	¥(1,220)	$(10,688)
Income taxes paid	¥(1,304)	¥(3,193)	$(27,972)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

With the exception of the sections listed below, the "Basis of presenting consolidated financial statements" and "Summary of significant accounting policies" have been omitted as there were no significant changes to the versions printed in the Seiko Epson Annual Report 2007.

Moreover, some notes such as "Investments in debt and equity securities" and "Derivative instruments" have not been disclosed herein since they are insignificant to the consolidated results.

1. Number of group companies

As of December 31, 2007, the Company had 101 consolidated subsidiaries. It has applied the equity method in respect to one unconsolidated subsidiary and to five affiliates.

2. Changes in significant accounting policies

(1) Unification of Accounting Policies Applied to Foreign Subsidiaries

On May 17, 2006, the Accounting Standards Board of Japan issued Practical Issues Task Force No. 18 - "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements". Effective as of April 1, 2007, Epson has elected to early adopt the new accounting standards.

For the presentation of consolidated financial statements, the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should be unified, in principle. However, prior to April 1, 2007, the accounting policies applied to a parent company and those of foreign subsidiaries were tentatively not required to be uniform. This rule applied unless the accounting policies of foreign subsidiaries were acknowledged as unreasonable. Under the new accounting standards, financial statements prepared by foreign subsidiaries in accordance with International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process. In addition, some items should be adjusted in the consolidation process so that net income is accurately accounted for, unless they are not material.

The adoption of the new accounting standards did not have a material effect on Epson's results of operations and financial position for the nine months ended December 31, 2007.

(2) Change in depreciation method for property, plant and equipment

Prior to April 1, 2007, depreciation of property, plant and equipment (excluding buildings acquired on or after April 1, 1998) for the Company and its Japanese subsidiaries was mainly computed based on the declining-balance method, assuming the residual value is 10 % of the acquisition cost.

Accompanying FY2007 Japanese tax reforms, effective as of April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1. According to this change, property, plant and equipment are to be depreciated to ¥1 ($0.01) (memorandum price) at the end of their useful life. As a result of adopting the new method, operating income and income before income taxes and minority interest for the nine months ended December 31, 2007 decreased by ¥1,469 million ($12,869 thousand), as compared with the amount which would have been reported if the previous method had been applied consistently.

Furthermore, accompanying FY2007 Japanese tax reforms, property, plant and equipment that were acquired before April 1, 2007, and that have been depreciated to the final depreciable limit (5% of acquisition costs), are to be depreciated to ¥1 ($0.01) over five years commencing at the start of the following fiscal year using the straight-line method. As a result of the additional depreciation, operating income and income before income taxes and minority interest for the nine months ended December 31, 2007 decreased by ¥1,822 million ($15,961 thousand), as compared with the amount which would have been reported if the previous method had been applied consistently.

3. Credit agreements

As at December 31, 2007, the Company had line-of-credit agreements with 28 financial institutions for an aggregate maximum amount of ¥80,000 million ($700,832 thousand). As at December 31, 2007, there were unused credit lines of ¥50,000 million ($438,020 thousand) outstanding and available.

4. Goodwill

Epson had goodwill and negative goodwill as at December 31, 2007. Goodwill and negative goodwill are amortized on a straight-line basis in accordance with Japanese accounting standards. Negative goodwill was recorded in other long-term liabilities account after being offset against goodwill. The amounts of goodwill and negative goodwill before offsetting as at December 31, 2007 were as follows:

	Millions of yen	Thousands of U.S. dollars
Goodwill	¥198	$1,735
Negative goodwill	3,631	31,809

5. Cash dividends

The amount of year-end cash dividends per share and interim cash dividends per share, which the Company paid to the shareholders of record at last fiscal year-end and last half-year end during the nine months ended December 31, 2007, was as follows:

Cash dividends per share	Yen	U.S. dollars
Year-end	¥16.00	$0.14
Interim	16.00	0.14
Total	¥32.00	$0.28

The effective dates of the distribution for year-end and interim cash dividends, which were paid during the nine months ended December 31, 2007, were June 27, 2007 and December 5, 2007, respectively.

6. Net income per share

Calculation of net income per share for the nine months ended December 31, 2007 was as follows:

	Millions of yen	Thousands of U.S. dollars
Net income attributable to common shares	¥22,236	$194,796
	Thousands of shares	
Weighted-average number of common shares outstanding	196,363	
	Yen	U.S. dollars
Net income per share	¥113.24	$0.99

Diluted net income per share was not calculated herein since Epson had no potential common shares, which have dilutive effect issuable upon conversion of convertible bonds, outstanding for the nine months ended December 31, 2007.

7. Impairment losses

Epson's business assets generally are grouped by business segment under the Company's management accounting system, and their cash flows are continuously monitored. Assets planned to be sold and idle assets are separately assessed for impairment on the individual asset level. Impairment tests were performed for both types of assets.

For the nine months ended December 31, 2007, Epson impaired both production equipment planned for consolidation and idle assets. The carrying value of these assets was reduced to its recoverable amount. A reduction in value of ¥3,719 million ($32,580 thousand) was recognized in impairment losses account. The reduction mainly comprised machinery and equipment.

The recoverable amounts are determined using their net selling prices, which were assessed on the basis of

reasonable estimates.

8. Cash flow information

Cash and cash equivalents at December 31, 2007 comprised the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥176,781	$1,548,673
Short-term investments	118,030	1,033,990
Short-term loans receivables	10,000	87,604
Subtotal	304,811	2,670,267
Less:		
Short-term borrowings (overdrafts)	(890)	(7,797)
Time deposits due over three months	(1,290)	(11,301)
Short-term investments due over three months	(3,017)	(26,430)
Cash and cash equivalents	¥299,614	$2,624,739

9. Leases

Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the nine months ended December 31, 2007 amounted to ¥7,313 million ($64,065 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at December 31, 2007 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Buildings and structures	¥1,785	$15,637
Machinery and equipment	38,519	337,442
Furniture and fixtures	1,905	16,689
Intangible assets	137	1,200
	42,346	370,968
Less:		
Accumulated depreciation	(27,030)	(236,794)
Accumulated impairment loss	(8,391)	(73,508)
	(35,421)	(310,302)
Net book value	¥6,925	$60,666

Depreciation expenses for these leased assets for the nine months ended December 31, 2007 would have been ¥6,600 million ($57,819 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the nine months ended December 31, 2007 would have been ¥418 million ($3,662 thousand).

Future lease payments for capital leases at December 31, 2007 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥7,349	$64,380
Due after one year	5,873	51,450
Total	¥13,222	$115,830

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥5,588 million ($48,953 thousand) as of December 31, 2007. Lease payments for impaired capital lease assets in the nine months ended December 31, 2007 were ¥3,375 million ($29,566 thousand).

Future lease payments for non-cancelable operating leases as a lessee at December 31, 2007 were as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥5,344	$46,816
Due after one year	7,144	62,584
Total	¥12,488	$109,400

10. Contingent liabilities

Contingent liabilities for guarantee of employees' housing loans from banks at December 31, 2007 were ¥2,128 million ($18,642 thousand). Furthermore, the amount of discounted notes at December 31, 2007 was ¥7 million ($61 thousand).

11. Segment information

(1) Business segment information

Epson engages primarily in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson engages principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment mainly includes color inkjet printers, page printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, LCD monitors, label writers and personal computers.

Electronic devices segment mainly includes small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, crystal units, crystal oscillators, optical devices and CMOS LSI.

Precision products segment mainly includes watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the nine months ended December 31, 2006 and 2007 and for the year ended March 31, 2007:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2006	**2007**	2007	**2007**
Information-related equipment:				
Net sales:				
Customers	¥686,211	**¥688,820**	¥913,476	**$6,034,341**
Inter-segment	1,729	**1,708**	2,854	**14,963**
Total	687,940	**690,528**	916,330	**6,049,304**
Operating expenses	623,140	**619,330**	832,094	**5,425,581**
Operating income	¥64,800	**¥71,198**	¥84,236	**$623,723**
Electronic devices:				
Net sales:				
Customers	¥316,818	**¥280,357**	¥411,269	**$2,456,040**
Inter-segment	27,371	**27,271**	33,434	**238,905**
Total	344,189	**307,628**	444,703	**2,694,945**
Operating expenses	358,243	**318,125**	470,758	**2,786,903**
Operating loss	¥(14,054)	**¥(10,497)**	¥(26,055)	**$(91,958)**
Precision products:				
Net sales:				
Customers	¥68,059	**¥64,989**	¥86,903	**$569,330**
Inter-segment	688	**745**	841	**6,526**
Total	68,747	**65,734**	87,744	**575,856**
Operating expenses	64,424	**62,748**	84,168	**549,697**
Operating income	¥4,323	**¥2,986**	¥3,576	**$26,159**
Other:				
Net sales:				
Customers	¥3,010	**¥3,106**	¥4,384	**$27,210**
Inter-segment	19,357	**17,746**	25,926	**155,462**
Total	22,367	**20,852**	30,310	**182,672**
Operating expenses	31,697	**29,147**	42,466	**255,340**
Operating loss	¥(9,330)	**¥(8,295)**	¥(12,156)	**$(72,668)**
Eliminations and corporate:				
Net sales	¥(49,145)	**¥(47,470)**	¥(63,055)	**$(415,856)**
Operating expenses	(49,731)	**(47,789)**	(63,797)	**(418,651)**
Operating income	¥586	**¥319**	¥742	**$2,795**
Consolidated:				
Net sales	¥1,074,098	**¥1,037,272**	¥1,416,032	**$9,086,921**
Operating expenses	1,027,773	**981,561**	1,365,689	**8,598,870**
Operating income	¥46,325	**¥55,711**	¥50,343	**$488,051**

As described in Note 2 (2), accompanying FY2007 Japanese tax reforms, effective as of April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1. According to this change, property, plant and equipment are to be depreciated to ¥1 ($0.01) (memorandum price) at the end

of their useful life. As a result of adopting the new method, for the nine months ended December 31, 2007, operating income of information-related equipment segment, electronic devices segment and precision products segment and other decreased by ¥328 million ($2,873 thousand), ¥906 million ($7,937 thousand), ¥93 million ($815 thousand) and ¥142 million ($1,244 thousand), respectively, as compared with the amount which would have been reported if the previous method had been applied consistently.

The table below summarizes the business segment information of Epson for the three months ended December 31, 2006 and 2007:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2006	**2007**	**2007**
Information-related equipment:			
Net sales:			
Customers	¥269,393	**¥261,822**	**$2,293,666**
Inter-segment	554	**535**	**4,687**
Total	269,947	**262,357**	**2,298,353**
Operating expenses	237,456	**225,900**	**1,978,975**
Operating income	¥32,491	**¥36,457**	**$319,378**
Electronic devices:			
Net sales:			
Customers	¥103,901	**¥96,622**	**$846,448**
Inter-segment	9,215	**8,752**	**76,671**
Total	113,116	**105,374**	**923,119**
Operating expenses	118,836	**106,417**	**932,256**
Operating loss	¥(5,720)	**¥(1,043)**	**$(9,137)**
Precision products:			
Net sales:			
Customers	¥22,510	**¥21,590**	**$189,137**
Inter-segment	171	**261**	**2,287**
Total	22,681	**21,851**	**191,424**
Operating expenses	21,145	**20,962**	**183,636**
Operating income	¥1,536	**¥889**	**$7,788**
Other:			
Net sales:			
Customers	¥904	**¥970**	**$8,498**
Inter-segment	6,028	**6,442**	**56,434**
Total	6,932	**7,412**	**64,932**
Operating expenses	10,023	**10,345**	**90,626**
Operating loss	¥(3,091)	**¥(2,933)**	**$(25,694)**
Eliminations and corporate:			
Net sales	¥(15,968)	**¥(15,990)**	**$(140,079)**
Operating expenses	(16,117)	**(16,067)**	**(140,753)**
Operating income	¥149	**¥77**	**$674**
Consolidated:			
Net sales	¥396,708	**¥381,004**	**$3,337,749**
Operating expenses	371,343	**347,557**	**3,044,740**
Operating income	¥25,365	**¥33,447**	**$293,009**

(2) Geographic segment information

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the nine months ended December 31, 2006 and 2007 and for the year ended March 31, 2007:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2006	**2007**	2007	**2007**
Japan:				
Net sales:				
Customers	¥492,511	**¥461,304**	¥640,727	**$4,041,209**
Inter-segment	470,179	**466,229**	602,431	**4,084,354**
Total	962,690	**927,533**	1,243,158	**8,125,563**
Operating expenses	928,101	**900,004**	1,208,070	**7,884,398**
Operating income	¥34,589	**¥27,529**	¥35,088	**$241,165**
The Americas:				
Net sales:				
Customers	¥186,839	**¥188,272**	¥250,374	**$1,649,339**
Inter-segment	31,683	**27,867**	41,264	**244,126**
Total	218,522	**216,139**	291,638	**1,893,465**
Operating expenses	209,507	**209,016**	279,735	**1,831,065**
Operating income	¥9,015	**¥7,123**	¥11,903	**$62,400**
Europe:				
Net sales:				
Customers	¥216,333	**¥222,153**	¥289,286	**$1,946,150**
Inter-segment	8,375	**5,900**	10,098	**51,686**
Total	224,708	**228,053**	299,384	**1,997,836**
Operating expenses	223,842	**223,135**	299,792	**1,954,752**
Operating income (loss)	¥866	**¥4,918**	¥(408)	**$43,084**
Asia/Oceania:				
Net sales:				
Customers	¥178,415	**¥165,543**	¥235,645	**$1,450,223**
Inter-segment	440,466	**434,823**	551,842	**3,809,225**
Total	618,881	**600,366**	787,487	**5,259,448**
Operating expenses	593,119	**575,741**	766,293	**5,043,723**
Operating income	¥25,762	**¥24,625**	¥21,194	**$215,725**
Eliminations and corporate:				
Net sales	¥(950,703)	**¥(934,819)**	¥(1,205,635)	**$(8,189,391)**
Operating expenses	(926,796)	**(926,335)**	(1,188,201)	**(8,115,068)**
Operating loss	¥(23,907)	**¥(8,484)**	¥(17,434)	**$(74,323)**
Consolidated:				
Net sales	¥1,074,098	**¥1,037,272**	¥1,416,032	**$9,086,921**
Operating expenses	1,027,773	**981,561**	1,365,689	**8,598,870**
Operating income	¥46,325	**¥55,711**	¥50,343	**$488,051**

As described in Note 2 (2), accompanying FY2007 Japanese tax reforms, effective as of April 1, 2007, the Company and its Japanese subsidiaries adopted the 250% declining-balance method for depreciation of property, plant and equipment (excluding buildings) acquired on or after April 1. According to this change, property, plant and equipment are to be depreciated to ¥1 ($0.01) (memorandum price) at the end

of their useful life. As a result of adopting the new method, for the nine months ended December 31, 2007, operating income of Japan decreased by ¥1,469 million ($12,869 thousand), as compared with the amount which would have been reported if the previous method had been applied consistently.

The table below summarizes the geographic segment information of Epson for the three months ended December 31, 2006 and 2007:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2006	2007	2007
Japan:			
Net sales:			
Customers	¥181,907	¥173,688	$1,521,577
Inter-segment	161,033	154,799	1,356,102
Total	342,940	328,487	2,877,679
Operating expenses	329,377	311,776	2,731,284
Operating income	¥13,563	¥16,711	$146,395
The Americas:			
Net sales:			
Customers	¥67,415	¥65,543	$574,183
Inter-segment	10,926	8,345	73,106
Total	78,341	73,888	647,289
Operating expenses	77,524	72,549	635,559
Operating income	¥817	¥1,339	$11,730
Europe:			
Net sales:			
Customers	¥88,949	¥88,383	$774,271
Inter-segment	2,195	2,089	18,300
Total	91,144	90,472	792,571
Operating expenses	87,981	85,649	750,320
Operating income	¥3,163	¥4,823	$42,251
Asia/Oceania:			
Net sales:			
Customers	¥58,437	¥53,390	$467,718
Inter-segment	156,972	149,278	1,307,735
Total	215,409	202,668	1,775,453
Operating expenses	206,581	194,745	1,706,044
Operating income	¥8,828	¥7,923	$69,409
Eliminations and corporate:			
Net sales	¥(331,126)	¥(314,511)	$(2,755,243)
Operating expenses	(330,120)	(317,162)	(2,778,467)
Operating income (loss)	¥(1,006)	¥2,651	$23,224
Consolidated:			
Net sales	¥396,708	¥381,004	$3,337,749
Operating expenses	371,343	347,557	3,044,740
Operating income	¥25,365	¥33,447	$293,009

(3) Sales to overseas customers

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the nine months ended December 31, 2006 and 2007 and for the year ended March 31, 2007:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2006	**2007**	2007	**2007**
Overseas sales:				
The Americas	¥203,150	**¥211,019**	¥270,484	**$1,848,611**
Europe	257,052	**265,708**	341,524	**2,327,709**
Asia/Oceania	270,019	**236,895**	352,388	**2,075,296**
Total	730,221	**713,622**	964,396	**6,251,616**
Consolidated net sales	¥1,074,098	**¥1,037,272**	¥1,416,032	**$9,086,921**
Percentage:				
The Americas	18.9%	**20.4%**	19.1%	
Europe	23.9	**25.6**	24.1	
Asia/Oceania	25.2	**22.8**	24.9	
Total	68.0%	**68.8%**	68.1%	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended December 31, 2006 and 2007:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2006	**2007**	**2007**
Overseas sales:			
The Americas	¥75,137	**¥75,802**	**$664,056**
Europe	100,584	**103,328**	**905,195**
Asia/Oceania	88,292	**77,417**	**678,204**
Total	264,013	**256,547**	**2,247,455**
Consolidated net sales	¥396,708	**¥381,004**	**$3,337,749**
Percentage:			
The Americas	18.9%	**19.9%**	
Europe	25.4	**27.1**	
Asia/Oceania	22.3	**20.3**	
Total	66.6%	**67.3%**	

January 30, 2008 Supplementary Information
Consolidated Nine months ended December 31, 2007

Supplementary Information

Consolidated Nine months ended December 31, 2007

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Information-related equipment	687.9	690.5	0.4	922.0	0.6
Printer	588.5	585.8	(0.5)	778.0	(0.5)
Visual instruments	80.6	83.1	3.1	113.0	6.1
Other	19.4	22.0	13.5	32.0	10.6
Intra-segment sales	(0.6)	(0.4)	-	(1.0)	-
Electronic devices	344.2	307.6	(10.6)	401.0	(9.8)
Display	210.1	176.9	(15.8)	227.0	(15.9)
Quartz device	74.3	77.0	3.7	105.0	7.2
Semiconductor	71.7	61.2	(14.7)	78.0	(14.4)
Other	2.4	2.9	22.6	3.0	3.7
Intra-segment sales	(14.3)	(10.4)	-	(12.0)	-
Precision products	68.7	65.8	(4.4)	85.0	(3.1)
Other	22.4	20.9	(6.8)	30.0	(1.0)
Inter-segment sales	(49.1)	(47.5)	-	(59.0)	-
Consolidated sales	1,074.1	1,037.3	(3.4)	1,379.0	(2.6)

2. Business segment information

(Unit: billion yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Information-related equipment					
Net sales:					
Customers	686.2	688.8	0.4	920.0	0.7
Inter-segment	1.7	1.7	(1.3)	2.0	(29.9)
Total	687.9	690.5	0.4	922.0	0.6
Operating expenses	623.1	619.3	(0.6)	838.0	0.7
Operating income	64.8	71.2	9.9	84.0	(0.3)
Electronic devices					
Net sales:					
Customers	316.8	280.4	(11.5)	368.0	(10.5)
Inter-segment	27.4	27.2	(0.4)	33.0	(1.3)
Total	344.2	307.6	(10.6)	401.0	(9.8)
Operating expenses	358.3	318.1	(11.2)	421.0	(10.6)
Operating loss	(14.1)	(10.5)	-	(20.0)	-
Precision products					
Net sales:					
Customers	68.1	65.0	(4.5)	84.0	(3.3)
Inter-segment	0.6	0.8	8.4	1.0	18.9
Total	68.7	65.8	(4.4)	85.0	(3.1)
Operating expenses	64.4	62.8	(2.6)	81.0	(3.8)
Operating income	4.3	3.0	(30.9)	4.0	11.9
Other					
Net sales:					
Customers	3.0	3.1	3.2	7.0	59.7
Inter-segment	19.4	17.8	(8.3)	23.0	(11.3)
Total	22.4	20.9	(6.8)	30.0	(1.0)
Operating expenses	31.7	29.2	(8.0)	42.0	(1.1)
Operating loss	(9.3)	(8.3)	-	(12.0)	-
Elimination and corporate					
Net sales	(49.1)	(47.5)	-	(59.0)	-
Operating expenses	(49.7)	(47.8)	-	(59.0)	-
Operating income	0.6	0.3	(45.5)	-	-
Consolidated					
Net sales	1,074.1	1,037.3	(3.4)	1,379.0	(2.6)
Operating expenses	1,027.8	981.6	(4.5)	1,323.0	(3.1)
Operating income	46.3	55.7	20.3	56.0	11.2

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Capital expenditure	46.1	43.9	(4.7)	84.0	14.9
Information-related equipment	18.5	16.5	(10.7)	32.0	22.4
Electronic devices	22.5	20.5	(9.0)	33.0	(6.5)
Precision products	2.8	2.3	(16.5)	5.0	(7.6)
Other	2.3	4.6	100.5	14.0	124.4
Depreciation and amortization	66.0	58.8	(11.0)	85.0	(5.1)

4. Research and development

(Unit: billion yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Research and Development	63.4	62.0	(2.2)	86.0	1.5
R&D / sales ratio	5.9%	6.0%		6.2%	

5. Management indices

(Unit: %)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase Point	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 Point
Return on equity (ROE)	2.9%	4.7%	1.8	4.8%	6.3
Return on assets (ROA)	3.0%	4.3%	1.3	4.2%	3.9
Return on sales (ROS)	3.7%	5.3%	1.6	3.8%	3.6

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase
Foreign exchange effect	33.8	29.7	(4.1)
U.S. dollars	6.8	2.2	(4.6)
Euro	16.1	20.3	4.2
Other	10.9	7.2	(3.7)
Exchange rate			
Yen / U.S. dollars	116.19	117.28	
Yen / Euro	147.96	162.82	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	December 31, 2006	March 31, 2007	December 31, 2007	Increase compared to March 31, 2007
Inventory	201.3	178.6	180.4	1.8
Information-related equipment	119.9	102.8	105.5	2.7
Electronic devices	63.5	58.8	55.7	(3.1)
Precision products	16.0	15.1	17.2	2.1
Other / Corporate	1.9	1.9	2.0	0.1
				(Unit: days)
Turnover by days	52	46	48	2
Information-related equipment	48	41	42	1
Electronic devices	51	48	50	2
Precision products	64	63	72	9
Other / Corporate	23	23	26	3

Note: Turnover by days=Interim (Ending) balance of inventory / Prior 9 (12) months sales per day

8. Employees

(Unit: person)

	December 31, 2006	March 31, 2007	December 31, 2007	Increase compared to March 31, 2007
Number of employees at period end	93,517	87,626	93,282	5,656
Domestic	25,130	25,379	26,119	740
Overseas	68,387	62,247	67,163	4,916

item 3

January 30, 2008

Third Quarter Financial Results
Fiscal Year 2007 (Ending March 31, 2008)

EPSON
EXCEED YOUR VISION

Third Quarter Financial Results Fiscal Year 2007 (Ending March 31, 2008)

January 30, 2008

Seiko Epson Corporation

Disclaimer regarding forward-looking statements

The foregoing statements regarding future results reflect the Company's expectations based on information available at the time of announcement. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, technological changes, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

Numerical values presented herein

Numbers are rounded to the unit indicated.
Percentages are rounded off to one decimal place.

EPSON
EXCEED YOUR VISION

1) FY2007 3Q Financial Results

2) FY2007 Business Outlook

State of Core Businesses

EPSON
EXCEED YOUR VISION

Information Equipment Segment

Inkjet Printers

3rd Quarter

- ✓ Increased volume year-over-year by bolstering the product lineup and launching competitive new products
- ✓ Pursued cost reductions
- ✓ Steady growth in consumables
- ✓ Strengthened the business structure

4th Quarter

- ✓ Continue aggressive marketing
- ✓ Accelerate efforts in business & industrial sectors

Electronic Devices Segment

Small- & Medium-Sized Displays

3rd Quarter

- ✓ Realigned the product portfolio from the start of the year (shift to higher added value)
- ✓ Unit shipments & capacity utilization increased, costs declined and price erosion slowed due to changes in market conditions
- ✓ a-TFT income improved, but LTPS losses continued

4th Quarter

- ✓ Accelerate restructuring
- ✓ Study and implement additional actions to further improve profitability

Financial Highlights (Through Third Quarter)

▷Versus the year-ago period

EPSON
EXCEED YOUR VISION

Thru Q3

(Billions of yen)		FY2006		FY2007		Change	
		First 9 Months	%	First 9 Months	%	Amount	%
Net sales		1,074.0	-	1,037.2	-	-36.8	-3.4%
Operating income		46.3	4.3%	55.7	5.4%	+9.3	+20.3%
Ordinary income		45.0	4.2%	60.2	5.8%	+15.2	+33.8%
Net income before income taxes		40.0	3.7%	54.7	5.3%	+14.6	+36.6%
Net income		13.9	1.3%	22.2	2.1%	+8.2	+59.5%
Exchange rate	USD	¥116.19		¥117.28			
	EUR	¥147.96		¥162.82			

Third-Quarter Financial Highlights

>Versus the year-ago period

EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2006		FY2007		Change	
		3Q Actual	%	3Q Actual	%	Amount	%
Net sales		396.7	-	381.0	-	-15.7	-4.0%
Operating income		25.3	6.4%	33.4	8.8%	+8.0	+31.9%
Ordinary income		24.1	6.1%	34.4	9.0%	+10.2	+42.5%
Net income before income taxes		23.8	6.0%	32.6	8.6%	+8.7	+36.6%
Net income		13.5	3.4%	18.9	5.0%	+5.4	+40.3%
Exchange rate	USD	¥117.82		¥113.19			
Exchange rate	EUR	¥151.94		¥163.87			

Quarterly Net Sales
▷By business segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
396.7
341.9
318.5
337.6
381.0
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
6.9
22.6
113.1
269.9
-15.9
7.9
18.9
100.5
228.3
-13.9
6.9
19.1
97.7
210.0
-15.3
6.5
24.7
104.4
218.1
-16.1
7.4
21.8
105.3
262.3
-15.9
2006/3Q
2006/4Q
2007/1Q
2007/2Q
2007/3Q
Other
Y/Y +0.4
Precision Products
Y/Y -0.8
Electronic Devices
Y/Y -7.7
Information Equipment
Y/Y -7.5
Eliminations

Quarterly Net Sales Comparison

▷ Information-related equipment segment

EPSON
EXCEED YOUR VISION


(Billions of yen)
280.0
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
269.9
262.3
6.5
28.3
235.1
-0.1
7.1
28.8
226.5
-0.1
2006/3Q
2007/3Q
PC, Other
Y/Y +0.5
Visual Instruments
Y/Y +0.4
% sales
'06/3Q '07/3Q
PRJ 86% 92%
Other 14% 8%
Printers
Y/Y -8.6
% sales
'06/3Q '07/3Q
IJP 67% 68%
PP 12% 11%
BS 16% 16%
SCN, other 5% 5%
Eliminations

- Front PRJ: Sales remained strong, primarily in the education market

- IJP: Higher multifunction printers & consumables volume
- PP: Emphasized models with high print volume & profitability
- BS: POS-related products remained steady

IJP	Inkjet printer
PP	Page printer*
BS	Business systems
POS	Point of sales
SCN	Scanner
PRJ	Projector

*Changed name from Laser printer to Page printer

Quarterly Net Sales Comparison
>Electronic devices segment

EPSON EXCEED YOUR VISION



(Billions of yen)
113.1
105.3
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
24.8
24.5
68.2
-4.6
26.9
19.9
60.8
-2.4
2006/3Q
2007/3Q
Quartz Devices
Y/Y +2.0
Semiconductors
Y/Y -4.5
Displays
Y/Y -7.4
Eliminations
% sales
'06/3Q '07/3Q
C-STN 14% 12%
MD-TFD 22% 11%
a-TFT 40% 45%
LTPS 7% 14%
HTPS 17% 18%
• Volume up on solid demand from mobile phone and digital equipment markets, but ASPs down
• LCD-Dr: Volume down
• C-STN/MD-TFD: Volume & ASPs down
• a-TFT: Net sales flat on higher volume & lower ASPs
• LTPS: Net sales up on higher volume
• HTPS: Net sales flat on higher volume & lower ASPs
C-STN Color STN
MD-TFD Mobile digital thin-film diode
a-TFT Amorphous-silicon TFT
LTPS Low-temperature polysilicon TFT
HTPS High-temperature polysilicon TFT
LCD-Dr LCD Driver

Quarterly Selling, General and Administrative Expenses

EPSON EXCEED YOUR VISION



(Billions of yen)
85.1
80.6
70.1
76.0
82.0
(% sales)
21.5%
23.6%
22.0%
22.6%
21.5%
100.0
80.0
60.0
40.0
20.0
0.0
44.9
10.3
8.4
21.3
44.4
6.7
8.4
20.9
38.9
4.0
5.3
21.8
42.0
6.5
5.8
21.5
43.4
8.5
8.1
21.9
2006/3Q
2006/4Q
2007/1Q
2007/2Q
2007/3Q
Other
Y/Y -1.5
Advertising expenses
Y/Y -1.8
Sales promotion expenses
Y/Y -0.3
Labor costs
Y/Y +0.5

Quarterly Operating Income
▷By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
25.3
4.0
11.6
10.5
33.4
45.0
35.0
25.0
15.0
5.0
-5.0
-15.0
32.4
-5.7
1.5
-3.0
19.4
-12.0
-0.7
-2.8
19.2
-5.2
0.0
-2.5
15.4
-4.1
2.0
-2.7
36.4
-1.0
0.8
-2.9
2006/3Q
2006/4Q
2007/1Q
2007/2Q
2007/3Q
Information Equipment
Y/Y +3.9
Electronic Devices
Y/Y +4.6
Precision Products
Y/Y -0.6
Other
Y/Y +0.1

Operating Income Fluctuation Cause Analysis

EPSON
EXCEED YOUR VISION



(Billions of yen)
25.3
+4.7
Impact of exchange rate fluctuations
+4.0
Change in sales volume
Price fluctuations
-53.5
+49.3
Cost fluctuations
+3.9
S.G.A. increase
Other
-0.3
33.4
0
Operating income
2006/3Q
¥8.0 billion increase
Operating income
2007/3Q

Statistics of Balance Sheet Items

EPSON EXCEED YOUR VISION

(Billions of yen)

Total assets



1,500.0
1,000.0
500.0
0.0
1,298.2
1,325.7
1,328.3
1,285.0
1,256.0
End of March 2005
End of March 2006
End of December 2006
End of March 2007
End of December 2007

Inventories



200.0
100.0
0.0
176.6
192.0
201.3
178.6
180.3
End of March 2005
End of March 2006
End of December 2006
End of March 2007
End of December 2007

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

(Billions of yen)

Interest-bearing liabilities & ratio of interest-bearing liabilities



600.0
400.0
200.0
0.0
37.9%
30.4%
32.4%
31.5%
29.0%
457.5
395.2
429.6
404.5
364.4
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of December 2007

Shareholder's equity & equity ratio



600.0
400.0
200.0
0.0
34.3%
36.4%
35.8%
36.6%
38.5%
414.3
472.8
474.5
470.3
483.2
End of March 2004
End of March 2005
End of March 2006
End of March 2007
End of December 2007

The definition of shareholder equity changed due to changes in accounting standards
End of Dec 2007: Shareholder equity = total net assets - minority interests in subsidiaries

1) FY2007 3Q Financial Results

2) FY2007 Business Outlook

FY2007 Business Outlook

EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2006		FY2007				Change (amount, %)	
		Actual	%	10/31 Outlook	%	Current Outlook	%	Y/Y	Vs. 10/31 outlook
Net sales		1,416.0	-	1,379.0	-	1,379.0	-	-37.0 -2.6%	- -
Operating income		50.3	3.6%	56.0	4.1%	56.0	4.1%	+5.6 +11.2%	- -
Ordinary income		49.0	3.5%	60.0	4.4%	60.0	4.4%	+10.9 +22.2%	- -
Net income Before income taxes		3.4	0.2%	53.0	3.8%	53.0	3.8%	+49.5 +1425.0%	- -
Net income		-7.0	-0.5%	23.0	1.7%	23.0	1.7%	+30.0 -	- -
EPS		-¥36.13		¥117.13		¥117.13			
Exchange rate	USD	¥117.02		¥117.00		¥115.00			
	EUR	¥150.09		¥161.00		¥163.00			

FY2007 Business Outlook (Net Sales)
▷By business segment



EPSON
EXCEED YOUR VISION

(Billions of yen)

Full Year

Segment	FY2006 Actual	FY2007 10/31 outlook	FY2007 Current outlook
Consolidated Total	1,416.0	1,379.0	1,379.0
Other	30.3	30.0	30.0
Precision Products	87.7	85.0	85.0
Electronic Devices	444.7	401.0	401.0
Information Equipment	916.3	922.0	922.0
Eliminations	-63.0	-59.0	-59.0

Second Half

Segment	2H 10/31 outlook	2H Current outlook	Y/Y	Vs. 10/31
Consolidated Total	722.7	722.7	-15.9	±0
Other	16.5	16.5	+1.6	±0
Precision Products	41.1	41.1	-0.5	±0
Electronic Devices	198.7	198.7	-14.8	±0
Information Equipment	493.8	493.8	-4.5	±0
Eliminations	-27.5	-27.5		

Net Sales Outlook by Business
▷Information-related equipment segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
Full Year
916.3
922.0
922.0
28.9
106.5
781.5
-0.7
32.0
113.0
778.0
-1.0
32.0
113.0
778.0
-1.0
FY2006 Actual
FY2007 10/31 outlook
FY2007 Current outlook
Second Half
493.8
493.8
17.0
58.7
418.7
-0.7
17.0
58.7
418.7
-0.7
2H 10/31 outlook
2H Current outlook
PC, Other
Y/Y +0.9
Vs. 10/31 ±0
Visual Instruments
Y/Y +4.4
Vs. 10/31 ±0
Printers
Y/Y -9.4
Vs. 10/31 ±0
Eliminations

Net Sales Outlook by Business


Full Year
781.5
778.0
778.0
Half Year
418.7
418.7
(Billions of yen)
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
5%
19%
14%
62%
5%
19%
13%
63%
5%
19%
13%
63%
FY2006 Actual
FY2007 10/31 outlook
FY2007 Current outlook
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
4%
18%
13%
65%
4%
18%
13%
65%
2H 10/31 outlook
2H Current outlook
Scanners, Other
Business Systems
Page Printers
Inkjet Printers

Net Sales Outlook by Business
▶Electronic devices segment


EPSON
EXCEED YOUR VISION

(Billions of yen)

Full Year

	FY2006 Actual	FY2007 10/31 outlook	FY2007 Current outlook
Total	444.7	401.0	401.0
Quartz Devices	97.9	105.0	105.0
Semiconductors	91.1	78.0	78.0
Displays	271.0	227.0	227.0
Eliminations	-15.3	-9.0	-9.0

Half Year

	2H 10/31 outlook	2H Current outlook
Total	198.7	198.7
Quartz Devices	54.9	54.9
Semiconductors	36.7	36.7
Displays	111.0	111.0
Eliminations	-3.9	-3.9

Quartz Devices	
Y/Y	+6.4
Vs. 10/31	±0

Semiconductors	
Y/Y	-7.2
Vs. 10/31	±0

Displays	
Y/Y	-18.2
Vs. 10/31	±0

Eliminations

Net Sales Outlook by Business

(Billions of yen)


Full Year
271.0
227.0
227.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
16%
7%
37%
25%
15%
20%
9%
47%
13%
11%
20%
9%
47%
13%
11%
FY2006 Actual
FY2007 10/31 outlook
FY2007 Current outlook
Half Year
111.0
111.0
150.0
100.0
50.0
0.0
20%
12%
49%
8%
11%
20%
12%
49%
8%
11%
2H 10/31 outlook
2H Current outlook
HTPS
LTPS
a-TFT
MD-TFD
C-STN

FY2007 Business Outlook (Operating Income)

▶By business segment

(Billions of yen)


Full Year
50.3
56.0
56.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
0.7
3.5
84.2
-26.0
-12.1
0.0
4.0
84.0
-20.0
-12.0
0.0
4.0
84.0
-20.0
-12.0
FY2006
Actual
FY2007
10/31
outlook
FY2007
Current
outlook


Half Year
33.7
33.7
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
1.9
49.2
-10.5
-6.6
-0.2
2H
10/31
outlook
1.9
49.2
-10.5
-6.6
-0.2
2H
Current
outlook
Consolidated Total
Y/Y +4.3
Vs. 10/31 ±0
Precision Products
Y/Y +1.1
Vs. 10/31 ±0
Information Equipment
Y/Y -2.6
Vs. 10/31 ±0
Electronic Devices
Y/Y +7.1
Vs. 10/31 ±0
Other
Y/Y -0.7
Vs. 10/31 ±0
Eliminations

Outlook for Capital Expenditure and Depreciation & Amortization Expenses

EPSON
EXCEED YOUR VISION

(Billions of yen)

Capital Expenditures



200.0
100.0
0.0
68.7
151.2
112.5
73.1
84.0
FY2003
FY2004
FY2005
FY2006
FY2007
(Outlook)

Depreciation and Amortization Expenses



200.0
100.0
0.0
110.3
104.2
109.3
89.6
85.0
FY2003
FY2004
FY2005
FY2006
FY2007
(Outlook)

Free Cash Flow Outlook

EPSON EXCEED YOUR VISION



(Billions of yen)
200.0
100.0
0.0
-100.0
-200.0
182.6
117.3
-65.3
162.4
63.0
-99.3
117.4
22.2
-95.2
160.2
83.8
-76.4
118.6
40.0
-78.6
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2003
FY2004
FY2005
FY2006
FY2007
(Outlook)

Main Management Indicators

EPSON
EXCEED YOUR VISION



(%)
ROA: Ordinary income/total assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholder's equity (avg. balance)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
10.9
12.6
6.1
6.8
5.2
5.8
2.1
1.8
-3.8
3.8
3.5
-1.5
4.8
4.8
4.4
FY2003
FY2004
FY2005
FY2006
FY2007 (Outlook)



EPSON

EXCEED YOUR VISION

item 4

January 30, 2008 Press Release "Epson to Absorb Wholly Owned Subsidiary"

News Release

Epson to Absorb Wholly Owned Subsidiary

- TOKYO, Japan, January 30, 2008 -

The board of directors of Seiko Epson Corporation ("Epson") today approved the absorption of Seiko Epson Contactlens Corp., a wholly-owned subsidiary.

1. Purpose of merger

The merger is part of a reorganization of Epson Group companies, and aims to improve management efficiency.

2. Details of merger

a. Schedule
Board of directors' meeting to approve merger January 30, 2008
Signing of merger agreement January 30, 2008
Effective date of merger March 1, 2008

b. Method of merger
Epson, as the continuing company, will absorb Seiko Epson Contactlens Corp., which will be dissolved.

c. Stock acquisition rights and convertible bonds of the expiring company
There are no stock acquisition rights or convertible bonds issued by Seiko Epson Contactlens Corp.

3. Outline of companies to be merged (as of March 31, 2007)

(1) Company name	Seiko Epson Corporation (continuing company)		Seiko Epson Contactlens Corporation (company to be absorbed)	
(2) Business lines	Development, manufacture, sales and service of information-related equipment, electronic devices, precision products and others.		Manufacture and sales of contact lenses and optical devices.	
(3) Founded	May 18, 1942		June 5, 1986	
(4) Principal office	2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo		3-3-5 Owa, Suwa-shi, Nagano	
(5) Representative	Seiji Hanaoka, president		Nobuhiro Ito, president	
(6) Paid-in capital	53.204 billion yen		0.02 billion yen	
(7) Shares issued	196,364,592		240	
(8) Shareholders' equity	299.074 billion yen		0.002 billion yen	
(9) Total assets	879.776 billion yen		0.203 billion yen	
(10) Closing of accounts	March 31		March 31	
(11) Major shareholders and shareholdings	Aoyama Kigyo Kabushiki Kaisha	10.34%	Seiko Epson Corp.	100%
	State Street Bank and Trust Company	7.44%		
	Sanko Kigyo Kabushiki Kaisha	7.27%		
(12) Relationship with company to be absorbed	Capital	Expiring company a consolidated subsidiary (wholly-owned subsidiary)		
	Personnel	Epson employee assigned as president of expiring company		
	Transactions	Yes		

4. Situation after the merger

a. Company name	Seiko Epson Corp.
b. Business lines	No change as a result of the merger
c. Principal office	As above
d. Representative	As above
e. Paid-in capital	As above
f. Closing of accounts	As above

5. Effect of the merger on the financial forecast

The merger will not result in changes to the financial forecast.

About Epson

Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.

Epson is a network of 87,626 employees in 117 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1416 billion yen in fiscal 2006.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

January 30, 2008	Press Release "Consolidated Results for the Nine Months Ended December 31, 2007"

News Release

Consolidated Results for the Nine Months Ended December 31, 2007

January 30, 2008

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Nine months ended December 31		Change	Year ended March 31, 2007	**Nine months ended December 31, 2007**
	2006	**2007**			
Statements of Income Data:					
Net sales	¥1,074,098	**¥1,037,272**	(3.4%)	¥1,416,032	**$9,086,921**
Operating income	46,325	**55,711**	20.3%	50,343	**488,051**
Income before income taxes and minority interest	40,096	**54,778**	36.6%	3,476	**479,877**
Net income (loss)	13,941	**22,236**	59.5%	(7,094)	**194,796**
Statements of Cash Flows Data:					
Cash flows from operating activities	90,788	**62,821**	(30.8%)	160,229	**550,337**
Cash flows from investing activities	(64,584)	**(49,684)**	(23.1%)	(76,419)	**(435,252)**
Cash flows from financing activities	(28,463)	**(48,533)**	70.5%	(30,150)	**(425,168)**
Cash and cash equivalents at the end of the period	279,590	**299,614**	7.2%	334,873	**2,624,739**
Per Share Data:					
Net income (loss) per share -Basic	¥70.99	**¥113.24**	59.5%	¥(36.13)	**$0.99**
-Diluted	¥-	¥-	- %	¥-	$-

Balance sheets data

	December 31		March 31, 2007	**December 31, 2007**
	2006	**2007**		
Total assets	¥1,328,049	**¥1,255,120**	¥1,284,412	**$10,995,357**
Equity	513,639	**507,966**	494,335	**4,449,987**
Shareholders' equity	490,882	**483,222**	470,317	**4,233,220**
Shareholders' equity ratio (%)	37.0%	**38.5%**	36.6%	**38.5%**
Shareholders' equity per share	¥2,499.87	**¥2,460.87**	¥2,395.14	**$21.56**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Financial Instruments and Exchange Law of Japan (formerly the Securities and Exchange Law of Japan).

II. Figures in the 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share is presented only if there are dilutive factors present.

IV. Shareholders' equity is equity excluding minority interest in subsidiaries.

V. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥114.15 = U.S.$1 at December 31, 2007 has been used for the purpose of presentation.

END